Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	12 Months Ended June 30,	12 Months Ended December 31, (c)

	2002	2001	2000	1999	1998	1997

Fixed charges, as defined:
Interest on long-term debt	$373	$351	$323	$233	$203	$196
Interest on short-term debt and other interest	22	44	64	47	33	26
Amortization of debt discount, expense and premium - net	22	17	5	4	2	2
Interest on capital lease obligations
Charged to expense			4	9	8	9
Capitalized				1	2	2
Estimated interest component of operating rentals	36	36	25	20	18	15
Preferred stock dividends of subsidiaries on a pre-tax basis	76	64	31	30	31	33

Total fixed charges	$529	$512	$452	$344	$297	$283

Earnings, as defined:
Net income (loss) (a)	$(52)	$167	$491	$492	$379	$296
Preferred security dividend requirements	65	52	26	26	25	24
Less undistributed income (loss) of equity method investments	51	20	74	56	3	(25)

	(38)	199	443	462	401	345

Add:
Income taxes	166	261	294	174	259	238
Amortization of capitalized interest on capital leases			2	2	2	2
Total fixed charges as above (excluding capitalized interest on capital lease obligations and preferred stock dividends of subsidiaries on a pre-tax basis)	427	419	405	307	257	239

Total earnings	$555	$879	$1,144	$945	$919	$824

Ratio of earnings to fixed charges	1.0	1.7	2.5	2.7	3.1	2.9

Ratio of earnings to combined fixed charges and preferred stock dividends (b)	1.0	1.7	2.5	2.7	3.1	2.9

(a)	Net income (loss) excludes extraordinary items, minority interest and the cumulative effect of a change in accounting principle.
(b)

PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(c)	Ratio of earnings to fixed charges for years 2001 and prior were recalculated to give proper effect of preferred security dividends of subsidiaries on a pre-tax basis.